Free Writing Prospectus to Preliminary Pricing Supplement No. 6,249

Registration Statement Nos. 333-275587; 333-275587-01

Dated February 3, 2025; Filed pursuant to Rule 433

Morgan Stanley

5-Year SPXF40D4 Market-Linked Contingent Income Auto-Callable Notes
This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying index:	S&P® 500 Futures 40% Intraday 4% Decrement VT Index (SPXF40D4). For information about the underlying index, see the accompanying preliminary pricing supplement.
Early redemption:

Beginning after one year, if, on any monthly redemption determination date, the index closing value of the underlying index is greater than or equal to its respective call threshold level, the notes will be automatically redeemed.

Coupon threshold level:	85% of the initial index value
Call threshold level:	100% of the initial index value
Payment at maturity:

If the notes have not been automatically redeemed prior to maturity, the payment at maturity will be the stated principal amount plus the contingent monthly coupon with respect to the final observation date, if any.

Contingent monthly coupon:	7.25% to 8.25% per annum
Coupon payment dates:	Monthly
Redemption dates:	Beginning after one year, monthly
Pricing date:	February 25, 2025
Maturity date:	February 28, 2030
CUSIP:	61778C5F8
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225006129/ms6249_424b2-03244.htm

Hypothetical Contingent Monthly Coupon Payment on Any Monthly Coupon Payment Date
Change in Underlying Index on a Monthly Observation Date as Compared to its Initial Index Value	Contingent Monthly Coupon Payment
+50%	$6.042*
+40%	$6.042*
+30%	$6.042*
+20%	$6.042*
+10%	$6.042*
0%	$6.042*
-10%	$6.042*
-15%	$6.042*
-16%	$0.00
-20%	$0.00
-30%	$0.00
-40%	$0.00
-50%	$0.00
*Assumes a contingent monthly coupon rate of 7.25% per annum

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not provide for the regular payment of interest and may pay no interest over the entire term of the notes.

●The contingent monthly coupon, if any, is based only on the index closing value of the underlying index on the related monthly observation date at the end of the related interest period.

●Investors will not participate in any appreciation of the underlying index.

●Reinvestment risk.

●The market price of the notes may be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the notes is not equivalent to investing in the underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your notes for the entire 5-year term of the notes.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is approximately $936.00 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of the issuer, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially affect the value of the notes.

Risks Relating to the Underlying Index

●No assurance can be given that the investment strategy used to construct the underlying index will achieve its intended results or that the underlying index will be successful or will outperform any alternative index or strategy that might reference the futures contract.

●The decrement of 4% per annum will adversely affect the performance of the underlying index in all cases, whether the underlying index appreciates or depreciates. The underlying index includes a decrement feature, whereby 4% per annum is deducted daily from the level of the underlying index.

●The underlying index is subject to risks associated with the use of significant leverage.

●The underlying index may not be fully invested.

●The underlying index was established on August 30, 2024 and therefore has very limited operating history.

●As the underlying index is new and has very limited historical performance, any investment in the underlying index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●Higher future prices of the futures contract to which the underlying index is linked relative to its current prices may adversely affect the value of the underlying index and the value of the notes.

●Suspensions or disruptions of market trading in futures markets could adversely affect the price of the notes.

●Legal and regulatory changes could adversely affect the return on and value of your notes.

●Adjustments to the underlying index could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.